Exhibit 99.8

Infosys Technologies (CNBC)
Q2 FY05 Results
October 12, 2004

Male correspondent: We have got Mr. Nandan Nilekani, MD, CEO and president of Infosys and Mr. Mohandas Pai, Director and CFO of Infosys. What’s gone right in this course?

Nandan: In the last year, we have put in several scalable engines of growth. That’s why we have been able to revise our guidance revenues for the year to between 45% and 46%.

Male correspondent: What surprised the market is the net addition of 5010 employees. We were constantly told that this is the gross addition. This is the largest we have seen in a long while

Nandan Nilekani: Yeah, I think it is highest ever. 5010 net employees net employees joint, but this is across the whole group.

Male correspondent: How much of it is from Progeon?

Nandan Nilekani: Most of it is Infosys.

Male correspondent: Infosys.

Nandan Nilekani: Yeah, but I think the important thing is that we have been able to show scalability on the recruitment front, and I think that is the point we are trying to make is that on the one hand we want to create scalability in terms of gross employee addition or infrastructure, at the same time, we are investing in all new differentiation methods, like consulting and all that. We are trying to combine both these things together.

Male correspondent: Mohan, is it a bigger challenge to manage your margins in the state of this kind of employee additions which are happening and take us through the margin picture from various pulls and pressures angles in this quarter.

Mohandas Pai: Udayan, what we have done over the last several quarters is to build in a flexible expense management system. We have made it such that there is a large percentage of variable cost, which you monitor on a regular basis, and when we monitor this cost, we make sure that they are within certain norms. So, we have the flexibility within the model to absorb certain levels of expenditure. For example, this quarter, we spent about $5.5 million on business plan initiative, which is very good, and we also make sure that we have some flexibility managed exchange rate movement. So, if you look at our gross margin, gross margin has been almost the same as the previous quarter even in this quarter at about 47% marginally higher. If you look at the operating profits, operating profits have been 28.6% as against about 28.8% in the previous quarter, so almost the same, but the other income has gone up. Other income is 1.7% of revenues as against 0.1, and at the operating level it has been almost the same. At the net profit level is flat at 25.6 to 25.6, but the reason for the operating income for the free cash income going up is a fact that other income has gone up.

Male correspondent: Why is it Mohan? We were expecting to see it come down because we thought that there would be hedging losses. We were hedged at about 46, if I remember correctly? No forex losses in this quarter?

Mohandas Pai: We had hedged at 45.99 and since we mark to market all our forward positions, there is no more loss to pay. So, right now, we are hedged at 45.91, because that is the closing rate, and this quarter, because it went up from 45.99 to 45.91, we had a profit. So overall, there is no loss that we are carrying forward in the balance sheet.

Male correspondent: Right. Nandan, volume growth, 12.6% once again in this quarter, but a larger offshore component, which we will talk about, are you going to see this kind of growth, because 5000 addition probably means that you expect this kind of volume growths to continue for the next two or three quarters?

Nandan Nilekani: Well, we do expect to see volume growth, and we actually, if you actually look at the skew in the growth, it is 15% offshore growth and just 7% onsite growth. So I think, we have able to drive the growth moving it to offshore, and obviously when we are hiring about 5000 people, the idea is to put them to, but that is all factored into our guidance.

Male correspondent: Mohan, two points, what this means for the guidance, 15% offshore growth versus 7% onsite growth and what’s happening with your billing rate picture, put these two together, how are your margin picture for the next two quarters?

Mohandas Pai: Well, I think the pricing has been stable. We have seen an uptick in prices from clients who have come on this year, in the first quarter and the second quarter. We have seen some uptick in prices from clients who have been with us for sometime, because when the pricing negotiation happened we got some rate increases from the clients. So overall, the pricing has been stable with a upward bias. I won’t say that the pricing is going up in a substantial manner. We need to see some movement. We actually had an uptick in onsite rate by 1.7%, in offshore rate by about 0.7%, but I won’t say it as a trend, but I would say it is stable. What this essentially means is that the negatives that were there earlier about pricing being unstable, about employee cost going up, have all been factored into the model, so we have growth in terms of making further investment into the business to ensure that the growth engines are chugging along. We added 5010 people across the board in this corporation. Now, we are spending an enormous amount of money on training. We spent $5000 per head for training in our global training facility in Mysore. So, on this 5000 people, we have a large investment that we are going to make, and this is already partly taken into our cost. So I would suggest that over the last quarters what we had done, we are seeing the results now.

Male correspondent: What operating margins are you factoring in? While giving out Rs.67 per share guidance, what about the rupee and the offshoring component, what margins are you factored in?

Mohandas Pai: Well, we have taken the trend analysis, and said basically what we have done in terms of onsite and offshore would remain with a slight uptick is onsite based up on our project management system. We have a system inside wherein we book all the projects, we know the ratios, and based on the ratios we project for the next two quarters. We have taken the rupee essentially at Rs.45.91, what is the rupee rate, because we are hedged to some extent, and we have taken the same rupee going forward. We have factored in in fact a higher level investment in a business plan. So you notice that the net profit has come down by 1% in our guidance for the 3rd quarter compared to this quarter because we are spending $5.3 million more on our business plan. So, it is an investment expenditure that we are making, so we have this within our model to make investment expenditure. We are looking at stability this quarter with growth, but if you notice the growth rate, the growth rate is down in the 3rd quarter, 7.9% as against the growth rate of a higher figure this quarter. The reason is that in the 3rd quarter, we have more holidays. When you come to a size, if you have more holidays in one quarter compared to the previous quarter, revenue growth rates to come down.

Male correspondent: Sure, Nandan, are you moving to a new level of scalability of your growth, 5000 net additions, the kind of ramping up that you are speaking out, half-million square feet. Will it require far more by way of quarterly capex going forward and, is it a challenge to manage this kind of a growth, because we are seeing much more aggressive employee addition.

Nandan Nilekani: Obviously, you know, as the scale becomes larger, you know, the challenges are more, but the advantage now we have is that because we have created this integrated business units and, you know, ECU, we really cater to a layer of management, and you are going to meet one of them, Ashok Vemuri later, who is really running their business unit like a separate company. Each of them is running, maybe a $100-200 million company. To that extent, I think on the business side, we have created the multiple engines of growth, but as a back end of this, you know, hiring and infrastructure is all across the board, and that we have to scale up. But I think both our HR people led by Hema as well as the facility people led by Mohan have done a tremendous job in coping with the increased demand.

Male correspondent: At this rate, at end of this year or in the next year, you will have 50,000 employees. Is it manageable, the size that you are talking about now, 50,000 seat corporation in another 4-5 quarters?

Nandan Nilekani: Well, you know, a few years back we were 3000, and people said could you manage 30,000 people, and we have reached 32,000 people. So, I think we have tried to put in a lot of management tools to manage the scale. You know, distribution in multiple DCs, distribution in multiple IBUs, training facility that can train them, management structures that can even look after their needs. The whole idea is using technology and communication to reach out to them. The whole host of things we have done to manage the scale. But certainly, it is always a challenge when you add a large number of people, but you know, we are trying to make a deal with all the challenges.

Male correspondent: Well, we have just begun on his board room. But we will need to take a short break. Catch up on the market as well when we come back after the break. What Infosys and TCS are doing to their board. One announcing, one has announced good results, and the other is expected to announce results later this evening. We will talk about all those stocks and, of course, catch up with Infosys top management when we come back after this break.

Male correspondent: Welcome back. You are watching the Infosys Board Room live from Bangalore. As we do every quarter, we just started off with Nandan and Mohan and they have been telling us that this has been another good quarter, and they are getting more aggressive with their ramp up [not audible] good volume growth [not audible] guidance has been up, and now they expect 47 to 48% top line growth in this year, revenue growth in this year, and 43% by way of earning per share growth. We are also joined by S. Gopalakrishnan now. He is also a member of the board and Deputy Managing Director of Infosys. Kris, good to see you again. We have just been talking to Nandan and Mohan. Kris, [not audible] on the kind of volume growth you are seeing and what you are doing in terms of employees, because that is the number which has hit the market, 5,000 net employees in this quarter. What are you moving towards in the next 2 or 3 quarters?

Kris Gopalakrishnan: Definitely, the momentum is there in terms of business. We have proactively moved business to offshore, which is going to help us actually with respect to margins going forward, but we are investing in the business as Mohan talked about. And, this period, you know, between June to September is really the time when campus recruits actually join the company. So, that is one of the reasons why, you know, we have good additions this quarter.

Male correspondent: What we have seen in terms of the difference between offshoring growth and on-site growth in this quarter, is it a trend, because it looks a very large gap. Because it is very good for your margins, if you can do it, continue to do it. You see this kind of a 15% versus 7%, give or take one or two percentage points growth rate in offshore versus onsite?

Kris Gopalakrishnan: We always wanted to maintain our offshore/onsite ratio between 65-35, right. So, between 30-35% onsite is the range we are looking at.

Female Correspondent: Mr. Gopalakrishnan, hi, this is Mini here. A quick take really on the recruitment. You said, September, the first quarter is, September is normally the time when it peaks, the recruitment cycle. Going across the next 2 quarters, would the new recruitments in Infosys be as much as this, at 5000, or do you think it would be perhaps lower?

Kris Gopalakrishnan: For the next quarter, we are looking at about 4000-4500 people to be added.

Female Correspondent: When will you start putting pressure on this cost really, Mr. Gopalakrishnan? I guess, the company has managed to keep the cost at bay, and as we understand it, most of these recruitments are at lower level, so it does put too much of pressure as far as salaries go, but when will this start catching up with the company?

Kris Gopalakrishnan: We have been revising our compensation on an ongoing basis. At the beginning of the year, we had raised the fixed component by about 17% average. We have given an interim revision. So, all that is absorbed, and you know, we are still able to maintain the margins.

Female Correspondent: Right. As far as the middle management level goes, is there pressure as far as salary increases go as far as the company’s balance sheet is concerned?

Kris Gopalakrishnan: Yes, definitely, the pressure is at the experienced middle management level. The situation is really the competition for talent and, you know, the competition is in India with multinationals coming, with all of us, all the Indian companies growing. So, the competition really is competition for talent and we are aware of that, and that is why, you know, we have taken proactively steps to increase the variable component, we have been looking at the market and keeping up with the market in terms of compensation, etc.

Female Correspondent: Right. Mr. Pai, get you in here just moving here, on one hand, you have capacity expansion, which is pretty aggressive, on the other you have recruitment. Getting back to the margins, what kind of volume growth will have to take place for the company to actually justify this kind of increases on both capex and the employee addition?

Mohandas Pai: Mini, as far as capex goes, with beginning of the year we said that we will spent $600-$750 million. We have 25,500 seats in use now. We are building 14,000 seats. We have 33,000 people. So looking at growth, if we add about 10,000 seats, well obviously you have to invest in capex ahead of requirement. Right now, we are behind in adding to capex. So we think that going forward, we have enough cash and be able to manage that in a manner which is almost just in time which matches with out growth. Two, our recruitment depends upon our business planning cycle, so we plan for up to an year, and we look at quarter to quarter business prospects, and based upon the requirements for the next two quarters we start the hiring, some part of the hiring is obviously a commitment made one year ahead in the campuses, and the balance part of the hiring is obviously just in time hiring for the market place based upon the model. So, we have made sure that at no point of time would we be caught unawares by a shift in market forces. Therefore, I would state that our flexible expense management system and the planned model ensures that we can maintain margin as we grow because we can look ahead and plan.

Male correspondent: Nandan, where is this kind of growth coming from? Are you essentially seeing a lot of new clients coming into your fold or is this a long-awaited ramp up which is finally happening. Because, consistently 12-13% kind of sequential growth in volume, you yourself have seen very good growth, that is why you are ramping up so aggressively. Which part of the market is opening up for you?

Nandan: I think all these different factors are kicking in. You know, existing customers are looking at how they can expand their engagement with us, and that is the hype because we have launched a lot of new services in the last couple of years whether it is our SI service, infrastructure management, consulting, BPO, all these things. So, we already have an existing relationship and we have new services that give them value, you can, you know, sort of expand the kitty and expand the share of wallet that you have. So, that is one clear trend which is happening. The other thing is that we are seeing interest in many new companies, many new industries, for example telecommunication service providers, now they have become much more focused on offshoring, and oil and gas and automotive, and you know, sectors historically outsourcing was done in the more (not audible) sectors like technology and financial services, but now more and more every sector, pharma is looking at it. Presently, expansion of the market place, and also in a sense the geography expansion with European companies. So, across the world, I think there is greater acceptance and lower perception of risk, which is sort of macro thing. In our case specifically it is both mining existing customers as well as from these new customers.

Male correspondent: What about outsourcing backlash? Has the noise died down because we are getting very close to the elections and two quarters running into the elections you have shows very good volume growth, so do you think of that as a bit of a thing of the past, or will it come up again closer to the elections?

Nandan: Well, I think, you know, it is unpredictable, and we are in the last phase of the US presidential elections. It is obviously an issue that will be debated and will get highlighted. So, I think we have to wait for a quarter and really look up in January and really see how the dust settles on the issue.

Male correspondent: This quarter there have not been too much by way of few clients holding back work because of getting close to the elections?

Nandan: Well, I think those are already in the game are going on with what they have to do. I think there may be a fraction of people on the margin who are new players who may be deferring the decision, but the people already, have continued.

Male correspondent: Time for another break now of course we will continue for the next 40 minutes, so keep an eye on the market because volume (not audible) is doing very well and is still up almost 2.5-3%. The market has slipped into the red. The results have come in a mood of correction for the last couple of days, and the market has been looking quiet, and Infosys has not been able to turn around the sentiment in the market, that has vanished for the sector because most of the tech stocks have done well, but the market overall is looking a bit sluggish. Infosys, of course, is up and so is the rest of the tech pack. We will come back with more on the markets and more on Infosys. Basab Pradhan will also be joining at the CNBC top management.

Welcome back, you are watching Bazaar. We are live from Bangalore, we are talking to the Infosys top management, unfortunately this has not been a great morning for the market, there are still very sluggish, but technology is looking good, Infosys particularly is back to 1720 odd or 1730 odd which is about high from which had slipped about 10 days back and then back all the way to 1600, but it has come back to touch that high, of course these are 3 year high that Infosys is trading, and that is in terms of the stock price. We have been talking to Nandan, Mohan and Kris, and we are now joined by Basab Pradhan who is head of global sales at Infosys, he is the man who has spent most of the time in the US and in the key markets gets the business back for Infosys, also good to see you in, numbers look good, business is fine?

Basab Pradhan: Yes, everything looks good and this quarter the numbers looks great as we can tell, and you know this is an engine that is firing on all cylinders, so we are really happy about where we are and the future as well.

Male correspondent: Big growth in offshoring, are you finding it easier to convert work into offshore rather than onsite now; this quarter has been fairly strong in terms of the lot of places, I was just talking to Kris about?

Basab Pradhan: I don’t think it is going to be a circular trend because we are doing several different things, some of which will perhaps be a little more onsite heavy, the work we are doing on our solutions, but overall we understand that our clients get value if we do more work offshore and that is the way we would like to guide things.

Male correspondent: I was just asking Nandan about how strong is the ramp up is from the existing client versus any notable editions that you are making, which is driving the volume growth of 12% sequentially. Could you just breakup the two areas and tell us where do you see the biggest momentum coming from?

Basab Pradhan: We have momentum all across, clients that we have had for years are growing, our stable is large as well as growing, clients that we have added recently in the last two years are showing strong growth and we continue to add clients. We have added 32 clients this quarter, so there is growth all around and we are very happy with the increase of revenue as well and a lot of new business is coming from the business value side of our thrust which is on solutions and consulting, so we are really happy with the way, the quality of revenue is also growing.

Male correspondent: Kris with this kind of volume growth, at some point one would expect intuitively speaking that your prices would start to inch up, you have not seen that happening in the last couple of quarter? Is it a matter of time before it happens or do you expect volumes to grow but prices still remaining fairly flattish for the next 2 to 4 quarter?

Kris Gopalakrishnan: We saw a slight uptake in the onsite and offshore prices this quarter, though it is too early to say, we see a small upward momentum, but price is dependent on other conditions in a competition. It is dependent on inflation and it depends on the salary cost in the market in which we operate, etc., you know the availability of resources in the market, so what we are seeing or what we are saying is that it is stable at this point.

Male correspondent: Basab, $3 million is the average client size for you, given the kind of company that you work with that does not seem like a very large numbers. Do you see that changing as you go forward, more of your larger clients doing bigger business with you and are some of the matrix in your results pointing in that direction, where you are getting some of the clients getting more and more business out of you?

Basab Pradhan: Well this is just a number that is a bit of a trap there, if you get in and look at $3 million a client, because you can stop adding new clients and bring that number up and that is not what we are, you know when we are investing in growth and so on, we want to do. I think the numbers you want to look are how many clients do we have about $10 million, $20 million and $30 million, so we have 10 clients over $30 million and we keep increasing that numbers of 3 clients over $50 million, so that is all good news and that is what we focused on, taking classy accounts, growing them, as well as adding potentially classy accounts as well.

Mini: Just to check really, is the new clients that you have, or the ramp ups you have, are you doing that at better pricing, is there a more maneuverability as far as pricing is concerned for Infosys in the new contract?

Basab Pradhan: Yes Mini, I would agree that there are things that are happening there with our new client acquisition. One is that, we are able to get about 4 to 5% extra percentage points on our pricing. We are also making entries into new accounts from the business value of ours. So we are really working on solutions, entries through consulting, which is resulting in better pricing rather than productivity.

Mini: Basab, in fact both market analyst we have spoken to now about these numbers had said that considering that Infosys now offers the entire gamut of services including consulting, your BPO arm, your product, you could possibly make further in roads into new clients? Is that happening? Is that trend discernable really for the company?

Basab Pradhan: Absolutely, we are adding new clients that are Progeon only at this point and then our attempts will be to cross sell into other services. We are adding new clients which are consulting lead, it is happening all across. We are adding new clients which are only enterprise solutions, IMS, the new services that we have, so it is an engine that is firing in all cylinders.

Mini: Basab, every time we speak to you, you have at least in the last two quarters been telling us that the pricing environment is stable with an upward bias, at least it looks like this. When will it really change, when do you expect a real up move in pricing? Are the markets indicating anything?

Basab Pradhan: Pricing is a product of many different things. What we want to do is, take all the levers we have, like business value, selling business value automatically raises the prices. If we enter through consulting, we get better rates, that is automatic. Looking at new client acquisitions and how we can position ourselves to get better pricing and as I said earlier, we are getting focused at this point higher and higher in our new client acquisition, and then we still have to continue to fine tune our pricing as the contracts come up for renewal for our existing clients, so we have to do all three things, and I think the time has not yet come when we will see large scale price increase with existing clients, but the other two things are getting us good dividends.

Mini: We will be taking a short break, we have many more questions for the Infosys management, that is coming up for you. Also we run a check on the market and the NISE has corrected, it is currently at 1803, holding on 1800, so what is the outlook there, we will come back with the market share prices, so stay right there.

Male correspondent: Welcome back, you are watching Bazaar. In the midst of an Infosys Board Room, while we take a small diversion because of the trading and NIFTY is actually down about 7 odd points, even as Infosys continues to be up 32 odd rupees, it is good day for technology, it is not such a good day for the market, the correction which started a couple of days back seems to be continuing and we are in the midst of slightly sluggish moods into the markets, the volumes too are not great since yesterday, it just ended up with 11,800 crores. Quick take on Infosys numbers and on the market, we are now joined by Nilesh Shah of Kotak Securities.

Nilesh morning, quickly, first on the market, before we talk Infosys, what is the general feeling for the next few days, do earnings come out?

Nilesh: Udayan I think, the markets look a bit sluggish in the near term and the medium terms and I think it is clearly because of the way oil is inching up. It is now hovering close to $54 a barrel and that is now concern which his dominating in the minds of everybody, so I think the fair amount of caution is going to prevail. Obviously, the Infosys results are providing some amount of relief to the markets, but I think what will be equally critical would be the numbers which would come out from the non-technology companies, more particularly the mobile companies, the energy companies, and the banking stock, and what are the kind of numbers they are going to come out with and what is the kind of guidance or directions of earning that there are likely to provide for the balance part of the year. I think that is going to be very, very critical for the markets.

Male correspondent: In the event of sluggish market for the next few days, do you expect a substantial correction from here on or the markets just go through a phase of consolidation and wait for the earnings and then take it from there?

Nilesh: I think it could be more a phase of consolidation and I think it would be bit of premature thing to really say that there might be a very steep correction, but what looks really certain is I think is we might see a level of about 5500 or so for the Index and then I think when the results come out from the other major non-tech companies, I think then probably the trend will kind of get decided, whether we are going to kind of, whether 5500 is going to become a base or there is a further down side from the 5500.

Mini: Nilesh, a quick check on the old economy stalwarts, as far as numbers go, lot is expected from the metal companies, from companies like ONGC, there is small refineries, do you think the prices actually reflect what the markets are expecting as far as results go?

Nilesh: I think one would have to really take it on a case-to-case basis rather than make a very generic statement, but what we believe is that the earnings momentum in the companies that you mentioned is going to be pretty strong. So I don’t think there is any kind of concern out there, more particularly for companies like ONGC or the ferrous metal companies, I think they are going to be reporting very, very strong earnings. The real concern is going to come out from the automobile companies and the banking and the financial stocks and one will really have the see the implications of high oil prices and high inflammation on the earnings of these companies.

Mini: Nilesh, this time there is no getting away from technology today, a lot of the technology companies including TCS of course which comes out with numbers are reacting pretty well to those Infosys numbers, are you not expecting a lot as far as TCS is concerned, or can we actually use the same parameters for all the technology counters, or is there some need for caution here?

Nilesh: I think Mini the top three companies, which is Infosys, Wipro and TCS probably, are getting bracketed together and so to that extent, the Infosys numbers are definitely an indication of things to come for both Wipro and TCS. In terms in the tier 2 technology companies, I think it would be difficult to make a generalization and each of those companies perhaps will be far more vulnerable to a changing environment, we saw that in the MphasiS BFL results yesterday which posted a loss as far as the forex earnings go, though of course operating numbers were good, but I clearly think that the top three technology companies are demonstrating strong execution capabilities and the ability to manage growth, the fact that Infosys recruited 5000 people in one quarter, really speaks of execution capabilities.

Mini: Right Nilesh, thanks so much for joining us. Nilesh of Kotak Securities, Udayan over to you.

Male correspondent: That’s a thumbs up for Infosys, but a bit of a thumbs down for the market, saying that sluggishness could continue for the interim period and we could see the market going back to about 5500 level. We still got the Infosys management with us, just get a quick word on Progeon, we have not spoken about that. Mohan sum up the Progeon quarter for us?

Mohandas Pai: Progeon did about $9.1 million from 7.2, they had a profits of $1.1 million as against a loss of $900,000. And the profit has come about because of favorable foreign exchange environment, because last quarter they had a forex loss to carry, and has also come about because of scaling up, because of the fact that some of the clients have gone live and the investment they made in training has come good, so overall I think it has been very positive. I think for the full year, we are now looking at about $37 to $38 million up from $32 to $34, so the growth momentum continues to be strong. We have had good client addition and some of the clients with whom we have tied up business are giving us very high-end work.

Male correspondent: Nandan are we in race to buy the GE’s BPO business?

Nandan: No.

Male correspondent: Is there a categorical no or a no comments?

Nandan: No, we are not.

Male correspondent: Okay, that is news, that is interesting. Basab, what is the noise leading up to the elections? Do you see any kind of disturbance at all or is it one more of those things which the media loves to talk about but actually does not effect business on the ground?

Basab Pradhan: Well actually you know we have talked about this every board room for the last three, and we frankly expected a little more noise than there is, and in the last two quarters, it has died down to where it is really no longer an issue, offshore outsourcing services no long is so much of the issue, obviously the jobs is an issue, the economy is an issue, and the other things of course. So we don’t expect, we have not excited it to impact business for a while.

Male correspondent: Kris a quick take on what this kind of aggressive hiring does to all those ratios that we like looking at in the market utilization ratio etc? Where does it guide do to all those parameters?

Kris Gopalakrishnan: Our utilization excluding training is 81% and we want to keep it high 70s, low 80s, so it is in the right range. Including trainees is about 72%. And that will keep going up and down as we take trainees. This could have an impact, as they come out of training etc., on the utilization, it may come down little bit, but business is strong, we are able to absorb the people.

Male correspondent: Well Basab we will thank you now, thanks very much for joining in. We will slip into another break, of course Shibulal will also join us after this break and he will talk about issues pertaining to delivery, we are talking about the critical issue of H1B, a bit of news this morning itself that may be that sealing might be relaxed a little bit, what does it mean to Infosys, we will take to management about all of that, stay with us and we will be right back.

You have been watching the Infosys Board Room, we have got about 20 minutes to go to sum up this quarter for us. We have still got Nandan, Mohan and Kris and now we are joined by B. Shibulal who is head of global delivery. He is going to talk on critical issues like H1B and how it effects Infosys there, of course lot of other thing like offshoring as well. Shibu good to see you again.

Shibulal: Nice to see you, good morning.

Male correspondent: H1B, what’s happening in that space, are you constrained that with this stamp do you expect any relaxation, has it affected business in any material way?

Shibulal: See at this point we have approximately 10,000 plus H1, L1 visas for US. However, our utilization at this point is about 52-53%. We (inaudible) H1 utilization and L1 utilization. We comply to all the regulations which are there in US. The validity of the visas which we get is approximately 3-5 years. So it is about 52-53% utilization, and also our onsite to offshore ratio remaining at a very healthy level 31%- 32%. We don’t see major issue at this point in time for the next 12 months.

Male correspondent: Given that you are recruiting so aggressively and on the other hand H1B supplies are limited or finite, do you expect any kind of miss match problems at all in the next 3-4 quarters?

Shibulal: Not in the next 3-4 quarters, earlier in the next year H1B quota will became available next year, we plan to help (inaudible). We have a streamlined process for applying, whereby the number of errors in the applications are very low. So we get most of the applications which we make, so at this point we don’t see any problems for the next 3-4 quarters?

Mini: Mr. Gopalakrishnan, if I can just ask you a question on Finacle really, that is not something we have touched upon. You got some big deals happening this quarter, take us through the numbers over there and the outlook for Finacle.

Kris Gopalakrishnan: The banking business unit is doing very well. It is growing in line with our overall growth actually, and in the product space what happens is recognize the revenue as the product is utilized by the end user by the customer, and the revenues will flow over the next few quarters.

Mini: Right, in terms of client acquisitions over there, saw some big deals happen both internationally and within the country, what is the breakup like as far as domestic and international deals go?

Kris Gopalakrishnan: I don’t have the number in terms of break up between international and domestic with me, but we are doing well in India, majority of the public sector and private sector banks use Finacle, and oversea from Asia-Pacific and Africa we are starting to make inroads into Europe and our objective is to leverage Finacle for the developed markets in the future.

Mini: Right. Mr. Nilekani, can I bring you in here just a border question really to keep getting back to the US scene really despite the fact that the company has been extremely bullish. This has also been a quarter with a lot of tech downgrades, lot of question marks (inaudible) on spending by companies. Are you saying that you are not witnessing anything like that on the ground. Any kind of impact as far as your plans go?

Nandan: Well I think if you take overall tech spending, you are right, not much growth which is happening in tech spending. But what is happening is that people are trying to get more value for the tech spending, they want to get they want to reduce their cost, operating expenses, they want to increase the money that is released for spending on new initiatives, and they are looking at the whole host of means, whether it is using commodity technology, whether it is offshoring, whether it is open source. So they are using a whole new sort of techniques to reduce their cost and get more for money, and so while overall spending is still flat or slightly going up, I think certain sectors like offshoring and global approach to resourcing are definitely still having a lot of growth. I think that is a disconnect which is there.

Male correspondent: Shibu why don’t you update us on Infosys Consulting, what’s been the progress in this quarter and are you close to making any kind of money on that part of the business?

Shibulal: Infosys Consulting has been doing fairly well. We have had 50 offers and employment together, that means we have made 50 offers, quite a few people joined, we have opened three customers, within Infosys Consulting. The most important point is that is not a Infosys Consulting sale, it is a Infosys sale, that means we are selling end-to-end solutions which we are creating, starting from consulting all over to implementation and that is what our customers are buying in to and that is showing a very good sign. We have approximately $0.3 million in revenue losses. Our loss this quarter has been approximately $0.8 million. I think it is below what we actually planned, but again coming back to the most important point that our customers are buying into our end-to-end story, that is starting from consulting all the way in to implementation.

Male correspondent: Thank for that Shibu. We will slip in to another break, when we come back final words from the top management and the interesting addition to the Infosys board room this time, we will get one of their division heads to come and talk to us, the man who heads BFSI initiative, the banking and financial services, we will talk to the head of that division when we cam back after this break. Keep watching we are about nearing the end of this quarter’s Board Room.

Welcome back, you are watching the Infosys Board Room live from Bangalore. I have spoken about all that there is been talking about guidance all of which, it is time to get focused on one vertical which is very important, in fact it is the hand that feeds mouth of many IT companies in India, the banking financial services vertical and capital market. It is a very very key vertical and today we are joined by Ashok who heads the BFSI business for Infosys and he will give us some interesting details on how this business is panning in the US. Ashok welcome to Board Room, thanks for joining in.

Ashok: Good morning Udayan.

Male correspondent: This is a big stake, it is very important for all IT companies. How is it shaping up for the last couple of quarters?

Ashok: It is shaping up extremely well, very strongly in fact. One of the key things is that our solution focus, our deep domain expertise, our ability to understand the process workflow, is finding significant resonance with our client and we are able to derive high value for them.

Male correspondent: Which part of the space is most exciting right now. It is vanilla bank, or is the capital markets segment which is coming out of the woods, or insurance remains the big player here?

Ashok: I think we are finding significant traction. I think it is also a function what we are able to deliver to them. We are working at a boardroom level, for example, in strategic directions, setting of business transformation, we are working to improve their operation efficiency parameters, we are working in the risk management, compliance and regulatory stakes, as well as bringing execution capability to deliver against those set recommendation. So we are finding traction across the space.

Male correspondent: You are well entrenched in that space, in that sense do you see any kind of pricing movements improvement happening in the space. Is it one of the spaces where you will see good volume growth but not too much price growth going forward?

Ashok: I think for our traditional services, we are definitely seeing very stable pricing environment with an upward bias. But I think the thing to focus on is our differentiated value added services and solution, and I think our higher value pricing on those deep domain expertise and the solutions that we are bringing to the table is finding significant resonance with our clients.

Mini: Ashok this is also an area of intense competition, you have competition coming in from the smaller players. Tell us, normally, we have heard of pricing pressure coming in from them, undercutting happening in this space. Is that visible even now in the markets?

Ashok: Mini I think the nature of the market has changed significantly and the expectations of our clients have of their services providers has changed. They are looking for players who have scale, who have deep domain expertise, who can proactively bring solutions to the table, and who can actually do projects like, for example integrated IT and operations, and I think they are looking for people who can bring that proactively and for those companies that are able to provide that services, I don’t necessarily think there is too much of a pricing impact.

Mini: Ashok, also how much of a ramp up do you actually have you seen in this quarter as far as this particular vertical is concerned. Because there is also a sense in which the certain saturation seems to have been (inaudible) that quarter, considering the kind of number of players vertical, are you witnessing any of that or you think there is lot of room over here for companies to both ramp up its existing clients as well as get new clients.

Ashok: I think we are seeing both, we are definitely seeing an upward trend in volume growth from our existing clients because the mix of solutions and services that we are bringing to the table has moved up in value. We are also seeing client acquisition and we are seeing improvement in pricing on that. I think the key thing to drive is that as long as you are able to differentiate and provide impact and basket of your capability we are seeing growth happen.

Mini: Right, Mr. Nilekani if I can come to you just moving away from this particular vertical, interesting news came out this morning. Patni Computers has actually acquired a telecommunications services company, every quarter we ask you about acquisition, it is not secret that companies like your Infosys are sitting on a whole lot of cash ready, what stage will you start looking at acquisitions really, because you have done small acquisitions but no big once as yet, you know considering the game play that you have laid out, the kind of volume growth you are seeing, the kind of capex you are seeing, you know employee additions, would inorganic growth also be a way out for the company in the future?

Nandan: I don’t think we are looking at acquisition as a source of growth, because we think at the end of the day, it is building an organic growth engine that matters and if you look at the world’s great companies the Dell, the Walmart, the Toyota’s, the WallGreens, they all have essentially grown organically. Where we do look at acquisitions is where it fits in to our strategic intent, our strategic intent is to combine the best of our global delivery model with the best of top class consulting domain knowledge, and there if you feel that organically we can’t ramp up at fast we can, we would like to embellish that side of the business with point acquisitions, and we continue to look at offering in that space and we will do so if it makes sense. But we have to see the strategic acquisitions in terms of our overall strategic intent and not just as a substitute for growth, which we think should be essentially organic.

Male correspondent: Ashok, just to go back to BFSI, are you able to speak to your clients for the entire range. Not only the Infosys services, but Progeon on one hand and

Infosys Consulting on the other hand. Do you have clients which actually are coming in and through any kind of interest doing the entire range of work with you?

Ashok: Absolutely, in fact what we are seeing is an interest in being able to provide end-to-end services. We are, for example, working in as I said earlier in the strategic planning and business transformation area, which is a consulting driven thing, for example, in a post merger IT integration scenario, and we are working on the process outsourcing space at the operational level we are doing a lot of IT capability and integrating IT and process in a seamless fashion. So we have a whole range of services that we bring to the table and there are buyers out there for that.

Male correspondent: Okay, well it is time to end up. Mohan from a CFO’s perspective, second half key challenges. You have taken the hit on the forex side, you have marked it to market, so the pain is taken now, what from your perspective is the key challenge for margins in the next second half?

Mohandas Pai: I think the key challenge for margins is the level of investment commitment that we are going to make to look at growth for the next year, because now our expense management system is stable. The rupee has a sense of stability, we have a better handle on how to manage the rupee. The employee cost pressure has been managed fairly well, we had a variable cost model. So overall, I think we are fairly stable now. We added on lot of people. We have put in money on the ground for investment, the investment are going to fructify. So overall, it is stable, and I am looking at making substantial investment more based upon demand for the next year.

Male correspondent: Nandan is pinching already. Do economic conditions matter Nandan, because if we now, everybody who took the call, some people are saying US GDP growth might slow down substantially. Do we think matter for technology outsourcing, would you be cautions or do you think we are out of the woods in the terms of volume?

Nandan: No I think if there is a significant slow down in the US, whether it is oil triggered or whatever, sure it will have its implications, because whenever there is a slide there, we are not immune to the macroeconomic factors. But if you take the secular trend, I think the push towards offshoring and outsourcing continues to be very strong, and I think our position in the market, our brand position is helping us. I think the way we see this is, we have put in place most of our building blocks for the future. Our challenge is to manage scale and differentiate our offerings and do it in a flawless manner of execution.

Male correspondent: Thanks. Good luck with that. Good luck for the second half gentlemen. Thanks very much for joining us.

Kris Gopalakrishnan: Thank you.

Male correspondent: Well that’s it for this quarter. First half is over, everything is gone well at the Infosys campus and let us see if they can deliver on their promises on the second half. Thanks very much for watching. I will be back next quarter with the Infosys offering for you. Till then I hand you back to the studio. Thanks very much.